SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Press Release: Prana Provides Update on PBT2 Alzheimer’s Disease Extension trial

Prana Provides Update on PBT2 Alzheimer’s Disease Extension trial

83% of patients completing treatment in IMAGINE trial Opt to Join Extension

MELBOURNE, December 10, 2013: Prana Biotechnology (ASX:PBT; NASDAQ:PRAN), a developer of best-in-class treatments for neurodegenerative disease, today provided an update of its IMAGINE Alzheimer’s Disease (AD) Extension trial.

In July 2013, Prana announced that the Austin Health Human Research Ethics Committee (HREC) approved a 12-month open label extension study for patients completing the double- blind placebo-controlled IMAGINE trial. There is no placebo group in the Extension trial. All participants receive a once daily dose of 250mg of PBT2. PBT2 is Prana’s drug in Phase 2 development for Alzheimer’s and Huntington’s diseases.

The approval followed a full review by the Austin Health HREC of the potential benefit to patients and safety data collected during the IMAGINE trial.

All patients in the IMAGINE trial were given the opportunity to participate in the Extension trial. Participation in the Extension study required patients to consent to receive PBT2 for 12 months following the end of the IMAGINE trial, as well as undergoing further brain scans, blood tests and cognitive testing.

On December 9, 2013 Prana announced that the treatment phase of the IMAGINE trial had completed with 95% of enrolled patients completing treatment (40 of a possible 42). Prana now confirms that a total of 33 patients chose to go into the Extension trial, representing 83% of the 40 patients who completed 12 months of treatment in the IMAGINE trial.

The independent Data Safety Monitoring Board recently met to review the available safety data from the Extension trial, and has recommended that the study proceed without change to the original protocol.

Contacts:

Investor Relations

Global (ex USA):

Rebecca Wilson

T: +61 3 8866 1216

rwilson@buchanwe.com.au

USA:

Vivian Chen

T: +1 646-284-9472

Vivian.Chen@grayling.com

Media Relations

Ben Oliver

T: +61 3 8866 1233

boliver@buchanwe.com.au

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

PBT2 is currently the subject of the Phase II IMAGINE trial in AD and the Phase II Reach2HD trial in Huntington's disease. Both trials are expected to report results in Q1 2014.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

December 10, 2013